UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

TOYO INOBEKKUSU KABUSHIKI KAISHA
(Name of Subject Company)

TOYO INNOVEX CO., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

TOYO INNOVEX CO., Ltd. NISSEI PLASTIC INDUSTRIAL CO., LTD.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))
TOYO INNOVEX CO., Ltd. Attn: Yoshiaki Tabata 523-1 Aza Nishinoyama Fukusato, Futami-cho, Akashi City Hyogo Prefecture 674-0091 Japan +81 78 942 2345
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit
Number
99.1	Notice of the Extraordinary General Meeting of Shareholders of TOYO INNOVEX Co., Ltd. (English translation)

99.2	Extraordinary General Meeting of Shareholders Reference Documents for the General Meeting of Shareholders – Supplementary Volume (English translation)

Item 2.	Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

NISSEI PLASTIC INDUSTRIAL CO., LTD. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 17, 2025.

TOYO INNOVEX Co, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated November 17, 2025.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NISSEI PLASTIC INDUSTRIAL CO., LTD.

/s/ Akihiko Imai
Name: Akihiko Imai
Title: Managing Director

Date: January 8, 2026

TOYO INNOVEX Co., Ltd.

/s/ Yoshiaki Tabata
Name: Yoshiaki Tabata
Title: President and CEO

Date: January 8, 2026